

August 1, 2018

Phillip P. Chan, MD
President and Chief Executive Officer
CytoSorbents Corporation
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852

   Re: CytoSorbents Corporation
     Registration Statement on Form S-3
     Filed July 26, 2018
     File No. 333-226372

Dear Dr. Chan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Caleb French at 202-551-6947 with any questions.

           Division of Corporation Finance
           Office of Electronics and Machinery

cc: David C. Schwartz, Esq.